Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
MFLEX Suzhou Co., Ltd.	Peoples’ Republic of China

MFLEX Chengdu Co., Ltd.	Peoples’ Republic of China

Aurora Optical, Inc.	Delaware

M-Flex Cayman Islands, Inc.	Cayman Islands

Multi-Fineline Electronix Singapore Pte. Ltd.	Singapore

Multi-Fineline Electronix Malaysia Sdn Bhd	Malaysia

MFLEX UK Limited	England and Wales

MFLEX Korea Ltd.	Korea